Exhibit 99.1

Press Release Brussels / 14 November 2016 / 1 PM CET

Anheuser-Busch InBev Commences Exchange Offers of Seven Series of USD SABMiller Notes for Anheuser-Busch InBev Notes

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers to exchange all validly tendered (and not validly withdrawn) and accepted notes of seven series, each issued by one of SABMiller Limited (formerly SABMiller plc), SABMiller Holdings Inc. (“Holdings”) or FBG Finance Pty Ltd (formerly FBG Finance Limited) (together with SAB Miller Limited and Holdings, “SABMiller”), for notes to be issued by Anheuser-Busch InBev Worldwide Inc. (the “Issuer”) as described in the table below. A Registration Statement on Form F-4 (the “Registration Statement”) relating to the issuance of the AB InBev Notes was filed with the Securities and Exchange Commission (“SEC”) today but has not yet been declared effective.

Aggregate Principal Amount (mm)	Title of Series of Notes Issued by the SABMiller Issuers to be Exchanged (collectively, the “SABMiller Notes”)	Issuer	Guarantor	CUSIP/ ISIN No.	Title of Series of Notes to be Issued by ABIWW (collectively, the “AB InBev Notes”) (2)	Exchange Consideration (1)		Early Participation Premium(1)	Total Consideration (1)(3)
						AB InBev Notes (principal amount)(2)	Cash	AB InBev Notes (principal amount)(2)	AB InBev Notes (principal amount)(2)	Cash
$700	6.500% Notes due 2018	SABMiller Limited	N/A	G77395 AF1 78572M AF2 USG77395AF14 US78572MAF23	6.500% Notes due 2018	$970	$1.00	$30	$1,000	$1.00

$750	2.200% Fixed Rate Notes due 2018	SABMiller Holdings Inc.	SABMiller Limited	78573A AE0 U7787R AF8 US78573AAE01 USU7787RAF83	2.200% Notes due 2018	$970	$1.00	$30	$1,000	$1.00

$350	Floating Rate Notes due 2018	SABMiller Holdings Inc.	SABMiller Limited	78573A AG5 U7787R AG6 US78573AAG58 USU7787RAG66	Floating Rate Notes due 2018	$970	$1.00	$30	$1,000	$1.00

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Aggregate Principal Amount (mm)	Title of Series of Notes Issued by the SABMiller Issuers to be Exchanged (collectively, the “SABMiller Notes”)	Issuer	Guarantor	CUSIP/ ISIN No.	Title of Series of Notes to be Issued by ABIWW (collectively, the “AB InBev Notes”) (2)	Exchange Consideration (1)		Early Participation Premium(1)	Total Consideration (1)(3)
						AB InBev Notes (principal amount)(2)	Cash	AB InBev Notes (principal amount)(2)	AB InBev Notes (principal amount)(2)	Cash

$2,500	3.750% Notes due 2022	SABMiller Holdings Inc.	SABMiller Limited	78573A AA8 U7787R AA9 US78573AAA88 USU7787RAA96	3.750% Notes due 2022	$970	$1.00	$30	$1,000	$1.00

$300	6.625% Guaranteed Notes due August 2033	SABMiller Limited	SABMiller Holdings Inc.(4)	78572MAA3 G77395AA2 US78572MAA36 USG77395AA27	6.625% Notes due 2033	$970	$1.00	$30	$1,000	$1.00

$300	5.875% Notes due 2035	FBG Finance Pty Ltd (formerly FBG Finance Limited)	Foster’s Group Pty Limited (formerly Foster’s Group Limited)	Q3748T AC3 30239X AD9 USQ3748TAC38 US30239XAD93	5.875% Notes due 2035	$970	$1.00	$30	$1,000	$1.00

$1,500	4.950% Notes due 2042	SABMiller Holdings Inc.	SABMiller Limited	78573A AC4 U7787R AC5 US78573AAC45 USU7787RAC52	4.950% Notes due 2042	$970	$1.00	$30	$1,000	$1.00

(1)	Consideration per $1,000 principal amount of SABMiller Notes validly tendered and accepted for exchange.
(2)	The term “AB InBev Notes” in this column refers, in each case, to the series of AB InBev Notes corresponding to the series of SABMiller Notes of like tenor and coupon.
(3)	Includes the Early Participation Premium for SABMiller Notes validly tendered prior to the Early Participation Date described below and not validly withdrawn.
(4)	SABMiller Holdings Inc. is a limited guarantor of the 6.625% Guaranteed Notes due August 2033 as to certain additional tax withholding amounts.

In connection with the exchange offers, AB InBev is also soliciting consents from holders of the SABMiller Notes to (1) eliminate substantially all of the restrictive covenants in the SABMiller Note Documents (as such term is defined in the Registration Statement); (2) eliminate certain Events of Default due to (a) the acceleration of certain other indebtedness and (b) certain decrees or judgments being entered against members of the AB InBev Group or their assets. If the proposed amendments are adopted, all such SABMiller Notes will be governed by amended fiscal and paying agency agreements or an indenture, as applicable, which will have less restrictive terms and afford reduced

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protections to the holders of those securities compared to those in the current fiscal and paying agency agreements and indenture. In particular, holders of the SABMiller Notes under the amended fiscal and paying agency agreements and indenture will no longer receive annual, half-yearly and other reports from SABMiller.

The exchange offers and consent solicitations (together, the “Exchange Offers”) commenced on November 14, 2016 and expire at 11:59 p.m., New York City time, on December 13, 2016 (the “Expiration Date”), unless extended or terminated. The AB InBev Notes are expected to be issued promptly on or about the third business day following the Expiration Date (the “Settlement Date”).

In exchange for each $1,000 principal amount of SABMiller Notes that is validly tendered prior to 5:00 p.m., New York City time, on November 29, 2016 (the “Early Participation Date”) and not validly withdrawn, holders will receive the total consideration set out in the table above (the “Total Consideration”), which consists of $1,000 principal amount of dollar-denominated AB InBev Notes and a cash amount of $1.00.

The Total Consideration includes an early participation premium set out in the table above (the “Early Participation Premium”), which consists of $30 principal amount of AB InBev Notes.

In exchange for each $1,000 principal amount of SABMiller Notes that is validly tendered after the Early Participation Date but prior to the Expiration Date and not validly withdrawn, holders will receive only the exchange consideration set out in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $970 principal amount of AB InBev Notes and a cash amount of $1.00.

Each AB InBev Note issued in exchange for a SABMiller Note will have an interest rate and maturity that is identical to the interest rate and maturity of the tendered SABMiller Note, as well as identical interest payment dates and optional redemption prices (subject to certain technical changes to ensure, as applicable, the fall-back calculations of LIBOR (as defined below) and the treasury rate are consistent with the methods used in AB InBev’s recently issued public indebtedness). No accrued but unpaid interest will be paid on the SABMiller Notes in connection with the exchange offers. However, interest on the applicable AB InBev Note will accrue from and including the most recent interest payment date of the tendered SABMiller Note. Subject to the minimum denominations as described in the Registration Statement, the principal amount of each AB InBev Note will be rounded down, if necessary, to the nearest whole multiple of $1,000, and we will pay cash equal to the remaining portion, if any, of the exchange price of such SABMiller Note.

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Press Release Brussels / 14 November 2016 / 1 PM CET

The AB InBev Notes will be unsecured and unsubordinated obligations of the Issuer and will rank equally with all other unsecured and unsubordinated indebtedness of the Issuer issued from time to time. The AB InBev Notes will be structurally subordinated to all existing and future obligations of the Issuer’s current and future subsidiaries that are not guarantors of the AB InBev Notes. The AB InBev Notes will be guaranteed by each of Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV (collectively, the “AB InBev Guarantors”). The guarantors of the AB InBev Notes will be unsecured and unsubordinated obligations of the AB InBev Guarantors and will rank equally with all other unsecured and unsubordinated indebtedness of the AB InBev Guarantors, from time to time. The guarantees of the AB InBev Notes will be structurally subordinated to all existing and future obligations of the AB InBev Guarantors’ current and future subsidiaries that are not guarantors or the issuer of the AB InBev Notes.

The dealer managers for the Exchange Offers relating to the SABMiller Notes are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 U.S.A. Attention: Liability Management Group By Telephone: (888) 292-0070 (toll-free) (980) 683-3215 (collect)	Citigroup Global Markets, Inc. 390 Greenwich Street, 1st Floor New York, NY 10013 U.S.A. Attention: Liability Management Group By Telephone: (800) 558-3745 (toll-free) (212) 723-6106 (collect)	Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 U.S.A. Attention: Liability Management Group By Telephone: (866) 627-0391 (toll-free) (212) 250-2955 (collect)

The exchange agent and information agent for the Exchange Offers relating to the SABMiller Notes is:

Global Bondholder Services

Corporation

By Phone: Bank and Brokers Call Collect: +1 (212) 430-3774 All Others, Please Call Toll-Free: +1 (866) 470-3900	By E-Mail: contact@gbsc-usa.com	By Mail or Hand: 65 Broadway—Suite 404 New York, New York 10006 ATTN: Corporate Actions

The Exchange Offers are being made pursuant to the terms and conditions set forth in AB InBev’s prospectus, dated as of November 14, 2016 (the “Prospectus”), which forms a part of the Registration

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Statement. Tendered SABMiller Notes, and related consents, may be validly withdrawn at any time prior to the Expiration Date and AB InBev may terminate or withdraw the Exchange Offers at any time for any reason.

The commencement of the exchange offer is contingent upon a declaration of effectiveness of the registration statement by the SEC.

This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers may be made solely pursuant to the terms and conditions of the Prospectus, and the other related materials. A Registration Statement relating to the AB InBev Notes has been filed with the SEC but has not yet become effective. The AB InBev Notes may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.

Security holders are urged to read the exchange offer materials, when available, including the registration statement on Form F-4 filed with the SEC, as amended from time to time, the related prospectus, and the other materials related to the proposed exchange offer filed with the SEC, because they contain important information. These and other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained, free of charge, on the SEC’s web site at www.sec.gov, or may be obtained, free of charge, from the Issuer after the exchange offer has been commenced by requesting in writing or by telephone to +1-212-573-4365. A copy of the prospectus for the exchange offers, when prepared, will also be available, free of charge.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Any offer of the AB InBev Notes made to holders of the SABMiller Notes which are located or resident in any Member State of the European Economic Area which has implemented Directive 2003/71/EC, as amended (the “Prospectus Directive”) will be addressed to holders which are qualified investors as defined in the Prospectus Directive. Any holder that is not a qualified investor, will not be able to participate in the exchange offers.

In the United Kingdom, this press release is only being communicated to, and any other documents or materials relating to the Exchange Offers are only being distributed to and are only directed at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5)

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of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or to any other person to whom this press release may lawfully be communicated in circumstances where section 21 of the Financial Services and Markets Act 2000 does not apply. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

In Australia, this press release is provided by FBG Finance Pty Ltd (formerly FBG Finance Limited), which does not hold, and is not required to hold, an Australian financial services license. To the extent this press release contains any financial product advice (for the purposes of the Australian Corporations Act 2001 (Cth)), it is general advice only and has been prepared without taking into account investors’ objectives, financial situation or needs. Before acting on any such advice, investors should consider whether the advice is appropriate for their circumstances. Where available, investors should obtain a copy of, and consider this, and any other relevant disclosure documentation, before making any decision to acquire a financial product. No cooling-off regime is available in relation to the offer.

Contacts

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

About Anheuser-Busch InBev

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Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 in the Annual Report and Accounts for the year ended 31 March 2016 of SABMiller Limited (formerly SABMiller plc), and the risks described under “Risk Factors” of AB InBev’s Registration Statement on Form F-4, filed with the SEC on November 14, 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, AB InBev’s Registration Statement on Form F-4 and any other documents that AB InBev or

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SABMiller Limited (formerly SABMiller plc) have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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